Filed Pursuant to Rule 433

Registration No. 333-191302

Pricing Term Sheet

August 13, 2015

RALPH LAUREN CORPORATION

Pricing Term Sheet

Issuer:	Ralph Lauren Corporation

Title of Security:	2.625% Senior Notes due 2020

Size:	$300,000,000

Ranking:	Senior unsecured

Maturity:	August 18, 2020

Coupon:	2.625%

Price to the public:	99.795%

Gross Proceeds:	$299,385,000

Net Proceeds (before expenses):	$298,035,000

Yield to maturity:	2.669%

Spread to Benchmark Treasury:	1.100%

Benchmark Treasury:	1.625% UST due July 2020

Benchmark Treasury Price and Yield:	100.08+; 1.569%

Interest Payment Dates:	February 18 and August 18, commencing February 18, 2016

Interest Record Dates:	February 3 and August 3

Redemption Provisions:	Make-whole call at any time prior to July 18, 2020 at a discount rate of Treasury plus 20 basis points; callable at 100% at any time on or after July 18, 2020 (one month prior to maturity); plus, in each case, accrued and unpaid interest to, but not including, the redemption date

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase

Trade Date:	August 13, 2015

Settlement Date:	T+3; August 18, 2015

Distribution:	SEC registered

CUSIP:	751212 AB7

ISIN:	US751212AB74

Ratings*:	A2/A (stable/stable)

Minimum denomination	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-runners:	Goldman, Sachs & Co. J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital lnc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Use of Proceeds:	The net proceeds from this offering will be used for general corporate purposes.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan collect at 212-834-4533.

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